UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayer’s ID #60.746.948/0001-12

Material Fact

Banco Bradesco S.A. (“Bradesco”) informs to the market, its shareholders, clients and employees that it has  entered into a Share Purchase and Sale Agreement (“Agreement”) with HSBC Latin America Holdings (UK) Limited to acquire 100% of the equity capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. (jointly “HSBC”).

With the acquisition, Bradesco will take over all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

HSBC has 5 million account holders and is present in 529 Brazilian municipalities, with 851 Branches, 464 Service Points, 669 Electronic Service Points, 1,809 self-service settings and 4,728 ATMs.

The acquisition will bring a lot of benefits to clients of both institutions, such as increase in the coverage and service network throughout the country and access to the products distributed by the two institutions.

The acquisition allows Bradesco to gain in scale and optimization of platforms, with increase in national coverage, consolidating the leadership in the number of branches in several states, besides strengthening its presence in the high-income segment. The acquisition will also enable the expansion of its operations, with the optimization of opportunities and increase in the range and in the differentiation of products that are offered in Brazil, especially in the market of insurances, credit card and asset management.

The completion of the transaction is subject to approval of competent regulatory bodies and legal formalities.

Main features of the acquisition:

1. Price: US$5.186 billion, equivalent to approximately R$17.6 billion (on 7.31.2015) based on the Shareholders' Equity of HSBC of 12.31.2014, in the amount of R$11.2 billion. The price will be adjusted by HSBC’s asset variation as from 12.31.2014 and will be paid on the date of completion of the transaction;

2. Main numbers of Bradesco and HSBC, based on 12.31.2014:

R$ Billion

	Bradesco	HSBC	Total	% Evolution
Total Assets	1,032.0	160.0	1,192.0	16%
Total Deposits	211.6	61.8	273.4	29%
Loan Portfolio	455.1	62.7	517.8	14%
Asset Under Management	1,426.1	264.3	1,690.4	19%
Shareholders’ Equity	81.5	11.2

Account Holders (million)	26.5	5,0	31.5	19%
Branches + Service Posts	8,145	1,315	9,460	16%

HSBC's clients will continue to be served in the usual way and, after the completion of the transaction, will count on all products, services and facilities offered by Bradesco.

 HSBC plans to have a small presence in Brazil to serve certain corporate clients.

This transaction reaffirms the confidence of Bradesco in the Brazilian economy and in the financial services industry.

Bradesco had the financial advice of Banco Bradesco BBI S.A., Banco JP Morgan S.A. and N M Rothschild & Sons Limited and legal advice of Clifford Chance LLP and of Lefosse Advogados.

       Cidade de Deus, Osasco, SP, August 3,  2015.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should   you  have  any  questions  or   require  further  information,  please  contact Mr. Carlos Wagner Firetti, phone 55 11 2178-6201, e-mail: 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br;or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 3, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.